    Exhibit 99.1

ICON plc Provides Update on Timing of Fourth Quarter and Full Year 2025 Earnings Results and Investigation into Accounting Practices
Investigation’s preliminary indications are that 2023 and 2024 revenue may have been overstated by less than 2% for each fiscal year

Dublin, Ireland – 12 February 2026 – ICON plc, (NASDAQ: ICLR) today announced that it intends to release its fourth quarter and full year 2025 earnings results on or prior to April 30, 2026. The Company also announced an ongoing internal investigation initiated by the Audit Committee of the Board of Directors in late October 2025 into certain of the Company’s accounting practices and controls, following concerns reported to the Audit Committee through Company management. Outside legal counsel is conducting the investigation with the support of forensic and technical accounting firms.
The investigation primarily focuses on revenue recognition in fiscal years 2023 through 2025. The Company is in the process of evaluating the design and operation of certain internal controls over financial reporting and expects to report one or more material weaknesses as a result. While the investigation is continuing, at this time, preliminary indications are that the Company’s revenue in 2023 and 2024 may have been overstated by less than two percent for each fiscal year. Due to the ongoing investigation, including a delay of normal quarter and year-end reporting processes, the Company is not yet able to communicate its 2025 financial performance and is withdrawing its previously issued 2025 full year financial guidance.
The investigation has not identified any impact to customers stemming from the practices under review. ICON remains fully focused on its mission to partner with customers to expedite the development of novel therapeutics for patients globally.
ICON’s Chair, Mr. Ciaran Murray said, “The ICON Board of Directors is committed to transparency, accountability and strong governance. The Board of Directors and I have full faith in ICON’s executive team and their ability to implement the changes needed as a result of the investigation and execute our strategy for the years ahead.”
ICON’s CEO, Mr. Barry Balfe commented, “ICON is a strong business underpinned by a longstanding commitment to quality, integrity and transparency. In response to the current investigation, we are implementing a series of corrective actions to enhance our internal controls over financial reporting. I look forward to reporting our 2025 results and to providing commentary on the broader market as we continue to execute on our commercial strategy. I am proud of our teams and the great work they do for our customers to deliver new treatments for patients.”
Other Information
This press release contains forward-looking statements, including statements about our financial guidance and the ongoing independent investigation by the Audit Committee of the Board of the Directors. These statements are based on management's current expectations and information currently available. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the timing and completion of the Company’s reporting of its fourth quarter and full year 2025 results, the timing and completion of the filing of the Company’s Form 20-F for the year ended December 31, 2025, the evaluation of material weaknesses in internal control over financial reporting, the timing and completion of the audit committee investigation and the results thereof, the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the audit committee’s internal review and the Company’s financial statements, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of this announcement on the price of the Company’s common stock and the Company’s relationships with investors, employees, suppliers, wholesalers, lenders and other parties, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected", “intend”, “indication” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its latest Annual Report on Form 20-F, Form 6-Ks and certain other reports, which are available on the SEC's website at http://www.sec.gov.

About ICON plc
ICON plc is a world-leading clinical research organisation. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialisation and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organisations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,100 employees in 97 locations in 55 countries as of December 31, 2025. For further information about ICON, visit: www.iconplc.com.
Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F